UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Building a better future together: Methanex releases SASB-aligned 2020 Sustainability Report

VANCOUVER, British Columbia, June 2, 2021 (GLOBE NEWSWIRE) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH), the world’s largest producer and supplier of methanol, today released its 2020 Sustainability Report to share its progress on the material environmental, social and governance (ESG) topics of most importance to the company’s business and stakeholders.
Methanex has reported on its sustainability performance since 1997 and this year’s report provides greater transparency and comparability by aligning its disclosures with the Sustainability Accounting Standards Board (SASB) standards and some elements of the Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI).
“As a leader in the methanol industry, Methanex is dedicated to working with our many stakeholders to build a sustainable future together,” said John Floren, President and CEO of Methanex. “Our 2020 Sustainability Report highlights our performance across a wide range of ESG metrics and the actions we are taking to support long-term value creation and contribute to the sustainability of our business and society.”
An essential building block for hundreds of products, methanol supports the transition to a low-carbon economy by enabling products that contribute to energy-efficient buildings and cars, solar panels and wind turbines, among others. Methanol is also a clean-burning fuel that significantly reduces automotive and marine vessel engine emissions compared to traditional fuels.
The 2020 Sustainability Report describes Methanex’s actions to reduce greenhouse gas emissions from operations, outlines how the company manages climate-related opportunities and risks for its business, and identifies the technology solutions it is exploring to further reduce emissions from operations.
“We are constantly seeking ways to use carbon fuels more efficiently and reduce carbon dioxide emissions across our operations when we produce and distribute methanol,” said Floren. “Also, as early investors in renewable methanol technology, we will continue to evaluate and make investments in renewable and low-carbon methanol. We are also supporting the growing market for methanol as a low-emissions fuel for the shipping industry, as well as other markets such as industrial boilers and automobiles.”
Report highlights in these areas include:
•Ordering eight new methanol dual-fuel vessels for the Waterfront Shipping fleet, the world’s largest dedicated fleet of methanol ocean tankers – 60 per cent of which will be powered by methanol fuel technology by 2023. When methanol is used as a marine fuel, it can result in an 80 per cent reduction in nitrogen oxides (NOx), 85 per cent reduction in particulate matter (PM), 99 per cent reduction in sulphur oxides (SOx) and 15 per cent lower carbon dioxide (CO2) emissions during combustion compared to traditional marine fuel.

•Obtaining International Sustainability & Carbon Certification for the biomethanol produced at two of the Geismar, Louisiana, plants using biomethane (renewable natural gas) from municipal solid waste and other sources. This certification will enable Methanex to sell biomethanol to European customers under the Renewable Energy Directive, which sets targets for energy from renewable sources for fuel suppliers.
•Producing more than 59,000 tonnes of low-carbon methanol at the Medicine Hat, Alberta, plant (approximately 12 per cent of the plant’s production in 2020) by using carbon dioxide captured from a neighbouring industrial facility that would otherwise be released to the atmosphere.
The 2020 Sustainability Report also highlights other sustainability achievements during a challenging year amidst the COVID-19 pandemic. These include examples of how Methanex drives safety throughout its operations and supply chain, supports a diverse and thriving workplace culture and contributes meaningful value to the communities where it operates. Highlights include:
•Establishing a taskforce to advance diversity and inclusion (D&I) efforts in the organization and lay the foundation for the development of an integrated D&I strategy through a new Global D&I Council going forward, as well as formally embedding a target into the Board Diversity Policy that each gender comprises at least 30 per cent of the Board’s directors, which the Company has already been exceeding.
•Investing approximately US$1.7 million and 7,400 volunteer hours in communities, focusing on COVID-19 emergency relief support, an investment valued at over one per cent of the company’s average adjusted net income over the past five years.

To read Methanex’s full 2020 Sustainability Report please click here. We welcome feedback on our report to help ensure our disclosures meet the information needs of our many stakeholders. Click here to provide feedback.

About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

For further information, contact:

Investor Inquiries
Kim Campbell, Director, Investor Relations
+1-604 661 2600 or Toll Free: 1 800 661 8851
invest@methanex.com

Media Inquiries
Louise McMahon, Manager, Global Communications
+1-604 661 2600 or Toll Free: 1 800 661 8851
sustainability@methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 2, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary